SECURI 15046857 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-13023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:
CNA Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash Ave. FL 42S
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin T. Basich - Vice President (312) 822-1227
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

111 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of CNA Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NAJIVI C. TURNER
Notary Public - State of Florida
My Comm. Expires Apr 30, 2016
Commission # EE 194033

Feb 26 2015

Notary Public

Howard Spindel

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

(x)		Report of independent registered public accounting firm
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
(x)		Notes to Financial Statements.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	An Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

CNA INVESTOR SERVICES, INC.
(SEC I.D. No. 8-13023)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM EXEMPTION REPORT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON.

* * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, Illinois 60606
USA

Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
CNA Investor Services, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of CNA Investor Services, Inc. (a wholly owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CNA Investor Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2015

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	141,348
State income taxes and fees recoverable		2,131
Prepaid expenses		6,137
Other receivables		319
Other assets		1,121
TOTAL	$	151,056
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Amounts due to parent (Note 3)	$	7,362
Other liabilities		356
Total liabilities		7,718
Commitments & contingencies (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value—100 shares authorized and outstanding at stated value		5,000
Additional paid-in-capital		227,949
Accumulated deficit		(89,611)
Total stockholder's equity		143,338
TOTAL	$	151,056

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Commissions and fees	$	28,776
Total revenues		28,776
EXPENSES:		
General and administrative (Note 3)		35,428
Total expenses		35,428
LOSS BEFORE INCOME TAXES		(6,652)
INCOME TAX EXPENSE (Note 4)		(1,831)
NET LOSS	$	(8,483)

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (8,483)
Adjustment to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	49
Decrease in other receivables	906
Increase in other assets	(1,121)
Increase in state income taxes and fees recoverable	(1,881)
Increase in amounts due to parent	3,559
Decrease in other liabilities	(4)
Net cash used in operating activities	(6,975)
CASH —Beginning of year	148,323
CASH —End of year	$ 141,348

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Total Stockholder's Equity
BALANCE—January 1, 2014	$ 5,000	$ 227,949	$ (81,128)	$ 151,821
Net Loss	-	-	(8,483)	(8,483)
BALANCE—December 31, 2014	$ 5,000	$ 227,949	$ (89,611)	$ 143,338

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—CNA Investor Services, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Continental Casualty Company ("CCC"). CCC is wholly owned by The Continental Corporation ("TCC"). TCC is wholly owned by CNA Financial Corporation ("CNA"). Loews Corporation owned approximately 90% of the outstanding common stock of CNA at December 31, 2014.

During 2004, CNA sold its individual life and annuity business and sold the assets and liabilities of CNA Trust Corporation. Since the Company served as a broker/dealer for products sold in the individual life and annuity line of business as well as for CNA Trust Corporation, with the sale of these entities, the related broker/dealer revenues also ceased. The Company served as the principal underwriter to Continental Assurance Company ("CAC") Separate Account (B) until the Principal Underwriting Agreement was terminated effective November 1, 2011. The Company no longer introduces new customers/accounts for any related or unrelated party.

The commissions and fees currently received relate to the Company's existing customer balances with investment and insurance companies, and on the customers' incremental investments in their existing mutual fund accounts. The Company continues to serve as the principal underwriter for an external customer as part of the sale of CNA's Individual Life business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results may differ from those estimates.

Commissions and Fees—Commission revenue and fees related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Fair Value of Financial Instruments—Cash, receivables, and payables are carried at cost, which approximates fair value.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities. The Company records a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

3. RELATED PARTY TRANSACTIONS

The Company reimburses CCC for management services and similar expenses provided to the Company and paid for on behalf of the Company. The Company and CCC agreed to a monthly fixed fee of $1,675 for such services. Included in general and administrative expenses is $20,100 for these fees, charged to the Company by CCC for the year ended December 31, 2014. Included in the amounts due to parent as of December 31, 2014 is $1,675 for management services and similar expenses, for which the Company has not yet reimbursed CCC.

Western Surety Company ("Western Surety"), a wholly owned subsidiary of CCC, provides the Company with a blue sky bond that covers losses in the event the Company was to violate the blue sky laws in the state of California involving securities business. The Company pays fees annually to Western Surety for this bond. Included in the general and administrative expenses are such fees in the amount of $212 for the year ended December 31, 2014. Included in the amounts due to parent as of December 31, 2014 is $100 for this bond for which the Company has not yet reimbursed CCC.

The Company incurs certain direct expenses, which are paid by CCC on behalf of the Company. The Company reimburses CCC for these expenses. Included in the amounts due to parent as of December 31, 2014 is $5,587 for taxes payable and other fees, for which the Company has not yet reimbursed CCC.

The Company's results of operations and financial condition could be materially different if it entered arms-length transactions with third parties in lieu of the aforementioned related party transactions.

4. INCOME TAXES

The Company is included in the consolidated Federal income tax return of Loews Corporation, along with its indirect parent company, CNA. CNA has a policy whereby each of its member companies will pay to, or recover from, CNA the amount of Federal income taxes it would have incurred, or been entitled to recover, had the member company filed its own separate stand-alone Federal income tax return.

At December 31, 2014, the Company had no federal income taxes payable to or recoverable from CCC and a net deferred tax asset of $83,541, an increase of $2,969 for the year ended December 31, 2014. The federal net deferred tax asset relates to net operating loss carryforwards, which expire between 2024 and 2034. A valuation allowance has been established for the entire amount of the federal net deferred tax asset for the year ended December 31, 2014, due to the uncertainty in the ability of the Company to generate sufficient future taxable income.

The income tax expense for the year ended December 31, 2014 relates to state income taxes. These taxes primarily represent minimum amounts charged by states in which the Company is qualified to do business.

At December 31, 2014, there is no unrecognized tax benefit.

The company recognizes interest accrued (if any) related to unrecognized tax benefits in Expenses and recognizes penalties (if any) in Income Tax Expense on the Statement of Operations. During 2014, the Company recognized no interest and no penalties. There are no amounts accrued for interest or penalties at December 31, 2014.

5. COMMITMENTS AND CONTINGENCIES

The Company, from time to time, is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, cash flows or results of operations.

6. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2014, the Company had net capital of $133,630 which was $128,630 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

* * * * * *

CNA INVESTOR SERVICES, INC.

Schedule g

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2014

Total stockholder's equity reported on the statement of financial condition	$	143,338
DEDUCTIONS AND/OR CHARGES—Nonallowable assets included in the statement of financial condition:		
Prepaid expenses		(6,137)
State income taxes and fees recoverable		(2,131)
Other receivables		(319)
Other assets		(1,121)
Total deductions and/or charges		(9,708)
NET CAPITAL	$	133,630
TOTAL AGGREGATE INDEBTEDNESS—Total liabilities	$	7,718
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.06 to 1
MINIMUM CAPITAL REQUIRED (The greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	128,630

Note: There are no material differences between the computation above and computations included in CNA Investor Services, Inc. unaudited X-17a-5 Part IIA amended filing as of December 31, 2014 filed on February 11, 2015.

CNA INVESTOR SERVICES, INC. Schedule h

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company is exempt from the Computation for Determination of Reserve Requirements according to the provision of Rule 15c 3-3 k(1).

CNA INVESTOR SERVICES, INC. **Schedule i**
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provision of Rule 15 c3-3 k(1).

Deloitte

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, Illinois 60606
USA
Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
CNA Investor Services, Inc.
Chicago, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CNA Investor Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015

CNA Investor Services, Inc. 333 S. Wabash 42S Chicago IL 60604

Telephone 800-262-1036
Facsimile 312-822-4555

CNA Investor Services, Inc.
Exemption Report
Period from June 1, 2014 to December 31, 2014

CNA Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [1]

> Section k(1) of the Rule provides exemption from the Rule to broker-dealers dealing solely in mutual funds or variable annuities/variable life, provided that: 1) all transactions are limited solely to agency trades of redeemable securities (mutual funds, variable annuities or variable life) and 2) all funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from June 1, 2014 through December 31, 2014 without exception.

CNA Investor Services, Inc.

I, Howard Spindel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Chief Compliance Officer

Date: 2/26/15